Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

March 26, 2018

VIA EDGAR

Lisa Larkin

Securities and Exchange Commission (the “SEC”)

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eaton Vance Tax Managed Global Buy Write Opportunities Fund (the “Fund”)
(File No. 81121745)

Ms. Larkin:

This letter responds to comments provided telephonically by you to the undersigned on October 27, 2017, regarding the registration statement of the Fund on Form N-2 filed with the Securities and Exchange Commission (“SEC”) on September 28, 2017 (Accession No. 0000940394-17-001882) (the “Filing”). The comments and the Fund's responses are set forth below.

Registration Statement

1.	Comment: Please describe in the Prospectus the specific criteria the Fund uses to determine that an issuer is economically tied to a country. If the Fund relies exclusively on place of organization or location, please explain how being organized or located in a country satisfies the economically-tied test.

Response: The Fund has updated the disclosure to state: “An issuer will be considered to be located outside of the United States if it is domiciled in, derives a significant portion of its revenues from, or its primary trading venue is outside the U.S.”

2.	Comment: Under “INVESTMENT OBJECTIVE, POLICIES AND RISKS” there is a sentence that reads “[t]he Fund may invest a portion of its assets in stocks of mid-capitalization companies. Please clarify supplementally what capitalization sizes the Fund will invest in and how much it will invest in them.

Response: The stocks held by the Fund are generally large cap stocks that are included in major indexes such as the S&P 500 and Nasdaq 100. However, at any time, one or more of these stocks could be characterized as a mid-capitalization stock due to market movement, the actions of index vendors or corporate actions. The Fund does not seek to acquire mid-capitalization stocks and does not expect to hold more than a small percentage of them at any one time.

3.	Comment: Under “INVESTMENT OBJECTIVE, POLICIES AND RISKS” there is a reference to options that are “European style.” Please clarify supplementally how options that are “European style” differ from regular options.

Response: A “European style” option may be exercised only at the expiration date of the option; whereas, an “American style” option may be exercised at any time before the expiration date.

4.	Comment: Under “INVESTMENT SELECTION STRATEGIES” there is a reference to “'tax-loss harvesting.” Please provide in the Prospectus a brief parenthetical statement explaining “tax-loss harvesting.”

Response: The following statement has been added after ''tax-loss harvesting”: “(i.e., periodically selling positions that have depreciated in value to realize capital losses that can be used to offset capital gains realized by the Fund)”.

5.	Comment: As the terms of each offering are not yet finalized, please provide an undertaking that the Fund will file an unqualified legality opinion and related consent of counsel, consistent with the views set forth in Staff Legal Bulletin No. 19. Please file both the unqualified legality opinion and consent of counsel as exhibits with the next Post-Effective Amendment.

Response: The Fund so confirms, and will submit to be filed with the next Post-Effective Amendment a legality opinion and consent of counsel, as requested.

6.	Comment: Please file as an exhibit to the registration statement the form-of prospectus supplement that will be used by the Fund when offering its common shares.

Response: A form-of prospectus supplement to be used in connection with the offering of the Fund's common shares will be filed along with the Fund's registration statement.

7.	Comment: Under “DISTRIBUTIONS” there is a sentence that reads “[t]he Fund may distribute more than its net investment income and net realized capital gains and, therefore, a distribution may include a return of capital.” Please add a plain English definition of “return of capital.”

Response: The Fund has added the following disclosure: “A return of capital is treated as a non-dividend distribution for tax purposes and is not subject to current tax. A return of capital reduces a shareholder’s tax cost basis in Fund shares.”

8.	Comment: Please confirm that the Fund is not issuing preferred shares within one year. If the Fund is issuing preferred shares within one year, this must be contemplated in the fee table.

Response: The Fund is not issuing preferred shares within one year.

9.	Comment: Footnote 2 to the Summary of Fund Expenses states that “[t]he Adviser will pay the expenses of the Offering (other than the applicable commissions).” Please confirm the Adviser pays the offering cost and if the Adviser can recoup such cost.

Response: The Fund confirms the Adviser is responsible for the offering cost related to the offering of common shares (other than the applicable commissions), as described in the Fund’s prospectus. The Adviser cannot recoup such cost.

10.	Comment: The Fee Table under “Summary of Fund Expenses” indicates “None” with regard to Dividend Reinvestment Plan Fees. Please update the Fee Table to indicate the $5.00 service charge consistent with footnote 3.

Response: The Fee Table has been updated accordingly.

11.	Comment: The Fund may engage in total return swaps. When the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Response: The Fund acknowledges this comment.

12.	Comment: Under the disclosure regarding the Fund's sub-adviser and pursuant to Item 9(1)(b)(3) of Form N-2, please state what the fee is as a percentage of average net assets.

Response: The Fund does not pay the sub-adviser fee directly, rather the sub-adviser is paid by the adviser a portion of the fee it receives from the Fund. The fee paid by the Fund to the adviser is described in the prospectus as a percentage of average net assets. The total dollar amounts paid to the sub-adviser by the adviser is disclosed in the Fund’s SAI. As the sub-advisory fees are paid by the adviser and not the Fund, the Fund declines to make any changes in response to this comment.

13.	Comment: Item 17(2)(b) of Form N-2 requires a policy for call and put options. Please confirm whether disclosure regarding such policy is included in the Statement of Additional Information or elsewhere.

Response: Item 17(2)(b) of Form N-2 requires a description of “any” fundamental policy of the Fund with respect to writing put and call options. The Fund does not have a fundamental policy with respect to writing put and call options.

14.	Comment: The staff notes that the Fund is restricted from investing 25% or more of its total assets in any single industry or group of industries. Further, the disclosure states that a large economic or market sector will not be construed as a group of industries. Please explain the basis for determinations regarding sectors.

Response: The Global Industry Classification Standard (GICS) framework comprises 11 sectors and 68 industries. The Fund does not apply the 25% restriction to the Fund’s holdings at the sector level, but at the narrower industry level. Accordingly, a sector will not be construed as a group of industries to which the 25% restriction might apply.

15.	Comment: Please ensure references to Scott Eston as a Director of the Fund are removed in connection with his retirement, effective September 29, 2017.

Response: References to Mr. Eston have been removed except with respect to required disclosure relating to his compensation.

16.	Comment: In the “FINANCIAL STATEMENTS” section of the Statement of Additional Information there is a reference to the SEC’s no-action letter of June 20, 2016 related to an auditor independence issue arising under the loan rule. Please note that a subsequent letter issued on September 22, 2017 extends the no-action relief, and this letter should be referenced as the source of the relief.

Response: The Fund has made changes consistent with the Staff’s comment.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8445.

Very truly yours,

/s/ Scott E. Habeeb

Scott E. Habeeb

Vice President